

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 7, 2021

Renee Wilm
Chief Legal Officer
Liberty Media Acquisition Corporation
12300 Liberty Blvd.
Englewood, CO 80112

> **Re: Liberty Media Acquisition Corporation**
> **Amendment No. 1 to**
> **Registration Statement on Form S-1**
> **Filed December 23, 2020**
> **File No. 333-250188**

Dear Ms. Wilm:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 16, 2020 letter.

Form S-1 filed December 23, 2020

Acquisition Criteria, page 93

1. We note your response to comment 2. Please revise to disclose, as indicated in your response, that you are not aware of and are unable to determine at this time the criteria on which you would base your decision regarding whether to engage in a business combination that would eliminate the high vote feature.

       You may contact Peter McPhun at 202-551-3581 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction